No Act
PE 1/3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12027253

January 24, 2012

Michael R. Peterson
Newell Rubbermaid Inc.
michael.peterson@newellco.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-24-12

Re: Newell Rubbermaid Inc.
Incoming letter dated January 3, 2012

Dear Mr. Peterson:

This is in response to your letter dated January 3, 2012 concerning the shareholder proposal submitted to Newell. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Steven G. Trapp
FISMA & OMB Memorandum M-07-16

January 24, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Newell Rubbermaid Inc.
Incoming letter dated January 3, 2012

The proposal relates to compensation and a spin-off.

There appears to be some basis for your view that Newell may exclude the proposal under rule 14a-8(e)(2) because Newell received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Newell omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission of the proposal upon which Newell relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

NewellRubbermaid
Brands That Matter

Michael R. Peterson
VP, Securities Counsel &
Assistant Corporate Secretary
(770) 418-7737
Fax (770) 677.8737
Email michael.peterson@newellco.com

VIA E-MAIL (shareholderproposals@sec.gov) January 3, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of Steven G. Trapp
Exchange Act of 1934 – Rule 14a-8

This letter is to inform you that Newell Rubbermaid Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Mr. Steven G. Trapp (the "Proponent"). The Proposal actually contains four separate proposals, two concerning executive compensation matters, one concerning director pay, and one requesting the "Spin Off" of a wholly-owned subsidiary each year. A copy of the Proposal is attached to this letter as Exhibit A.

Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent. In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008 ("SLB 14D")), this letter and the Proposal is being emailed to the Commission at shareholderproposals@sec.gov. As a result, the Company is not enclosing six (6) copies as is ordinarily required by Rule 14a-8(j). Please note that this letter is being filed with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission.

Rule 14a-8(k) and SLB 14D provide that shareowner proponents are required to send companies copies of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff") in response to a no-action request. Accordingly, the Company hereby informs the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASES FOR EXCLUSION

I. The Proposal May Be Excluded Under Rule 14a-8(e)(2) Because The Proposal Was Received At The Company's Principal Executive Offices After The Deadline For Submitting Stockholder Proposals

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Pursuant to Rule 14a-5(e), the Company disclosed the deadline for submitting shareholder proposals for the Company's 2012 Annual Meeting in its proxy statement for the 2011 Annual Meeting of Stockholders (the "2011 Proxy Statement"). Specifically, the 2011 Proxy Statement states at page 5: "[t]o be considered for inclusion in next year's proxy materials, stockholder proposals to be presented at the Company's 2012 annual meeting must be in writing and be received by the Company no later than December 3, 2011." The 2011 Proxy Statement further states at page 5 that "[n]otices of intention to present proposals . . . at the 2012 annual meeting . . . should be addressed to Newell Rubbermaid Inc., Three Glenlake Parkway, Atlanta, Georgia 30328, Attention: Corporate Secretary."

The Company first received the Proposal in its principle executive offices via facsimile on December 11, 2011, eight days after the December 3, 2011 deadline (see the facsimile reception report attached hereto as Exhibit B). Apparently, the Proponent claims to have previously attempted to deliver the Proposal via the Company's registered agent, but was unsuccessful. However, Staff Legal Bulletin No. 14 (July 13, 2001 ("SLB 14") states that sending a proposal to a company's agent would not satisfy the requirement of Rule 14a-8(e)(2). Specifically, Section 3.c. of SLB 14 states:

> ***How does a shareholder know where to send his or her proposal?***
>
> *The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.*

Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2011 Annual Meeting of Stockholders was held on May 10, 2011, and the Company's 2012 Annual Meeting is scheduled for May 8, 2012. Accordingly, the meeting is not being moved by more than 30 days, and thus, the deadline for stockholder proposals is that which was disclosed in the Company's 2011 Proxy Statement.

On numerous occasions, the Staff has concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was received at the Company's principal executive offices after the deadline for submitting stockholder proposals. *See, e.g., RTI Biologics, Inc.* (avail. February 15, 2011)(concurring with the exclusion of a proposal received 48 days after the submission deadline); *Johnson & Johnson* (avail. Jan. 13, 2010) (concurring with the exclusion of a proposal received one day after the submission deadline); *Verizon Communications, Inc.* (avail. Jan. 29, 2008) (concurring with the exclusion of a proposal received at the company's principal executive office 20 days after the deadline); *City National Corp.* (avail. Jan. 17, 2008) (concurring with the exclusion of a proposal when it was received one day after the deadline, even though it was mailed one week earlier); and Smithfield Foods, Inc. (avail. Jun. 4, 2007) (concurring with the exclusion of a proposal received one day after the submission deadline).

The Company is not required to provide the Proponent with the 14-day notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in SLB 14, Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the submission deadline set forth under Rule 14a-8(e). Nevertheless, the Company informed the Proponent of his failure to meet the submission deadline by letter dated December 12, 2011 (attached hereto as Exhibit C).

As a result of the foregoing, the Company respectfully requests that the Staff concur that the Proposal may properly be excluded from the 2012 Proxy Materials because the Proposal was not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2).

II. The Proposal May Be Excluded Under Rule 14a-8(b)(2) and Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

The Proposal also may be properly excluded from the Company's 2012 proxy materials under Rule 14a-8(b)(2) and Rule 14a-8(f)(1) due to the Proponent's failure to provide proof of stock ownership for the requisite one-year period after timely notice of the deficiency by the Company.

Under Rule 14a-8(b)(1), in order to be eligible to submit a shareholder proposal, a proponent must be the record or beneficial owner of at least $2,000 in market value, or 1%, of the registrant's stock at the time the proposal is submitted and must have owned these shares for at least one year prior to submitting the proposal. Rule 14a-8(b)(2) provides, in the event the shareholder is not the registered holder of the shares, the shareholder must prove his or her eligibility. Under Rule 14a-8(f)(1), a company may properly exclude a proposal for failing to prove such eligibility if the company, within 14 calendar days of receipt of the proposal, notifies the proponent in writing of the deficiency, and the proponent fails to address the deficiency within 14 days of receipt of the company's notification. It is our position that the Proposal may be excluded from the Company's 2012 proxy materials pursuant to Rule 14a-8(b)(2) and Rule 14a-8(f)(1) because the Proponent failed to provide proof to the Company of the Proponent's stock ownership within 14 days of being notified by the Company of the eligibility deficiencies in the Proposal.

As mentioned above, the Company received the Proposal on December 11, 2011. The Proposal was not accompanied by any proof of stock ownership and the Proponent does not appear on Company records as a "record holder." Therefore, the Company was unable to verify that the Proponent held the Company's stock for the requisite one-year period as required under Rule 14a-8(b)(1). On December 16, 2011, the Company timely notified the Proponent via email at an email address provided by the Proponent (see correspondence attached hereto at Exhibit D). The Company notified the Proponent that he had until the end of the day December 30, 2011 to supply the eligibility information required by 14a-8(b).

On several occasions the Staff has permitted the omission of a shareholder proposal from proxy materials where the proponent has failed to provide documentary support sufficiently evidencing that the proponent has satisfied the minimum ownership requirement continuously for the one-year period required by Rule 14a-8(b)(1). *See, e.g., Fastenal Company* (avail. Jan. 4, 2011); *International Paper Co.* (avail. Jan. 28, 2010), *Time Warner Inc.* (Feb. 19, 2009), and *Johnson & Johnson* (avail. Jan. 3, 2005). To date, the Proponent has not provided the requisite evidence to demonstrate his ownership of the Company's securities for the one year period preceding the date the Proposal was submitted. For this reason, the Company believes it may properly omit the Proposal from its 2012 Proxy Materials under Rule 14a-8(b)(2) and Rule 14a-8(f)(1).

ADDITIONAL DEFICIENCIES

The Company is promptly submitting this no-action letter addressing the Rule 14a-8(e)(2) and 14a-8(b)(2) deficiencies in the hope that the Staff will reach an expeditious determination. However, the Company reserves the right to submit additional requests setting forth other potential bases for exclusion. For example, in its letter to the Proponent, the Company noted that under Rule 14a-8(c), a stockholder is only permitted to submit one proposal for any particular shareholders' meeting under Rule 14a-8(c). The Company likely has additional bases for exclusion depending upon which of the four proposals is at issue.

CONCLUSION

Accordingly, for the reasons explained above, and without addressing or waiving any other possible grounds for exclusion, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

If you have any questions or require any further information, please contact me at (770) 418-7737 or michael.peterson@newellco.com.

Regards,

Michael R. Peterson
Vice President, Securities Counsel and Assistant
Corporate Secretary

APPENDIX A

STEVEN G. TRAPP & COMPANY

Investment Banking/Management Consulting
P.O. Box 8127 Medford, Oregon 97501
Phone: 702-347-4300/Mobile: 541-973-7798
Fax: 702-347-4300
www.sgtco.biz

November 10, 2011

Newell Rubbermaid, Inc.
C/O Corporation Service Company, Resident Agent
2711 Centerville Road Suite 400
Wilmington, Delaware 19808
Attn: Mr. Michael T. Cowhig, Chairman of the Board

Re: Shareholder Proposals

Dear Mr. Cowhig:

Enclosed you will find four basic proposals that need to be included in the 2012 proxy for the shareholders to vote on. They are as follows:

A. Executive Compensation to be cut by 2/3's to increase profitability & demonstrate upper management's goal of starting with the "Top First". <i.e.> specifically the company's shareholders plan to reduce headcount by approximately 5000 over the next three to five years in order to increase profitability. This needs to start at the Top "Project Top First" if they the shareholders plan to stay competitive in the respected industries and or sectors NWL operators in.

B. Bonus Plan to be simplified so all shareholders and prospective investors can understand: All bonuses will be solely based on ROE and begin after 11% with the "Stated Goal" of 20% or better, giving all participants the ability to meet or exceed the base salary on this sole metric of how the company is operated. <i.e.> specifically this plan should include all upper Mgt as well as every employee based on division and especially operating subsidiary.

C. Director Compensation to be cut by 2/3's to again increase profitability and demonstrate that those elected by the "Shareholders" goal is with starting with the "Top First"

D. To "Spin Off" one wholly owned Subsidiary annually in order to enhance shareholder-value over the long-term. <i.e.> specifically starting with the oldest or longest owned (Bulldog in the first year).

In closing, I will also send you a detailed letter addressing the problem with two current directors that need to be replaced in the next 30 days.

Last if you have any questions feel free to contact me at: 702-347-4300 or my cell phone 541-973-7798.

Respectfully yours;

Steven G. Trapp

Cc: SEC
Cc: Herb Greenberg, CNBC
Cc: James Cramer, CNBC

APPENDIX B

Stipancich, John

From: Newell Rubbermaid Fax Server <FaxServer@newellco.com>
Sent: Sunday, December 11, 2011 12:48 PM
To: Stipancich, John
Subject: Received Fax From: 541 772 6694
Attachments: NAFEPNCSFAX01_1112111748167804.PDF

This message was received via FAXCOM, a product from Biscom Inc. http://www.biscom.com/

-------Fax Reception Report-------

Received Time: 12/11/2011 11:46
Result: OK
Description: All pages received OK
Result Code: 0000
Pages Received: 3
Remote TSI: 541 772 6694
Connect Time: 1 minutes, 34 seconds
Routing ID: 2660450
Caller ID:
Unique ID: NAFEPNCSFAX01_1112111748167804
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The fax is included as a PDF image attachment

APPENDIX C

NewellRubbermaid
Brands That Matter

Michael R. Peterson
VP, Securities Counsel &
Assistant Corporate Secretary
(770) 418-7737
Fax (770) 677.8737
Email michael.peterson@newellco.com

December 12, 2011

Via Facsimile (702) 347-4300 and US Mail

Steven G. Trapp
P.O. Box 8127
Medford, Oregon 97501

Re: Submission of Shareholder Proposal(s) to Newell Rubbermaid Inc. (the "Company")

Dear Mr. Trapp:

On December 11, 2011, we received a letter from you via facsimile setting forth four separate shareholder proposals. Please note that as set forth in the Company's 2011 Proxy Statement consistent with SEC rules, the deadline for submitting a shareholder proposal for inclusion in the Company's 2012 Proxy Statement was December 3, 2011. Because your proposal was not received at our principal executive office until eight days after the deadline, it is excludable from the Company's Proxy Statement.

It appears that you attempted to send the proposal to our agent in Delaware. However, as stated by the SEC in Staff Legal Bulletin No. 14 (July 13, 2001), this does not comply with the proxy rules:

> *c. How does a shareholder know where to send his or her proposal?*
>
> *The proposal must be received at the company's principal executive offices. Shareholders can find this address in the Company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.*

We also note that you did not demonstrate your requisite stock ownership as mandated by Rule 14a-8(b), nor did you comply with Rule 14a-8(c), which states that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting".

We plan to seek the SEC's permission to exclude your proposal(s) based on the failure to meet the deadline requirement. However, in order to avoid having to incur the time and expense of making a formal request to the SEC, we respectfully request that you withdraw your proposal(s). Please let me know whether or not you are agreeable to doing so by the end of the week. You can reach me at 770-418-7737 or by email at michael.peterson@newellco.com.

In the meantime, thank you for your interest in the Company. We take the concerns of our shareholders seriously, and your letter has been provided to Mr. Cowhig.

Regards,

Michael R. Peterson

APPENDIX D

Peterson, Michael

From: Peterson, Michael
Sent: Friday, December 16, 2011 1:41 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Shareholder Proposal
Attachments: Rule 14a-8.docx

Dear Mr. Trapp:

I tried to reach you yesterday but was unsuccessful. Please note that in addition to submitting your proposals after the submission deadline, in order to be eligible to submit a shareholder proposal you must comply with Rule 14a-8(b). In short, under Rule 14a-8(b) you must have continuously held at least $2,000 in market value of Newell Rubbermaid stock for at least one year prior to the date you submit the proposal – and commit to hold such shares through the 2012 Annual Meeting. We have checked, and you do not appear as a record holder on the Company's records. Apparently, at one time you were a record holder, but have not been since April 2002. If you are not the record holder and hold the shares in street name, then you will need to get a statement from the record holder of the shares -- see Rule 14a-8(2)(i). In addition, as noted in my earlier letter, you are only permitted to submit one shareholder proposal for any particular meeting.

If you wish to continue to attempt to have the proposal included in the 2012 proxy materials you must submit the information required by Rule 14a-8(b) by the end of the day December 23, 2011 – see Rule 14a-8(f). However, even if you provide the information required by 14a-8(b) and choose only one proposal to submit, we will seek to exclude the proposal as untimely under Rule 14a-8(e)(2). Please let me know whether or not you wish to withdraw the proposal(s).

Regards,

Michael R. Peterson
Vice President, Securities Counsel & Assistant
Corporate Secretary
Newell Rubbermaid
3 Glenlake Parkway
Atlanta, Georgia 30328
Telephone: +1 (770) 418-7737
Mobile: +1 (404) 729-5071
Fax: +1 (770) 677-8737
michael.peterson@newellco.com
(Admitted to practice in Ohio)

the reader of this message is not the intended recipient, be aware that any disclosure, dissemination, distribution or copying of this communication, or the use of its contents, is strictly prohibited.

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Peterson, Michael

From: Peterson, Michael
Sent: Friday, December 16, 2011 8:14 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Re: Shareholder Proposal

Dear Mr. Trapp:

Please note that the deadline for submitting your share ownership documentation is the end of the day December 30, 2011 and not December 23, 2011 as referenced in my earlier email.

Mike Peterson
------Original Message------
From: Peterson, Michael
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Shareholder Proposal
Sent: Dec 16, 2011 1:40 PM

Dear Mr. Trapp:

I tried to reach you yesterday but was unsuccessful. Please note that in addition to submitting your proposals after the submission deadline, in order to be eligible to submit a shareholder proposal you must comply with Rule 14a-8(b). In short, under Rule 14a-8(b) you must have continuously held at least $2,000 in market value of Newell Rubbermaid stock for at least one year prior to the date you submit the proposal – and commit to hold such shares through the 2012 Annual Meeting. We have checked, and you do not appear as a record holder on the Company's records. Apparently, at one time you were a record holder, but have not been since April 2002. If you are not the record holder and hold the shares in street name, then you will need to get a statement from the record holder of the shares -- see Rule 14a-8(2)(i). In addition, as noted in my earlier letter, you are only permitted to submit one shareholder proposal for any particular meeting.

If you wish to continue to attempt to have the proposal included in the 2012 proxy materials you must submit the information required by Rule 14a-8(b) by the end of the day December 23, 2011 – see Rule 14a-8(f). However, even if you provide the information required by 14a-8(b) and choose only one proposal to submit, we will seek to exclude the proposal as untimely under Rule 14a-8(e)(2). Please let me know whether or not you wish to withdraw the proposal(s).

Regards,

Michael R. Peterson
Vice President, Securities Counsel & Assistant
Corporate Secretary

Newell Rubbermaid
3 Glenlake Parkway
Atlanta, Georgia 30328
Telephone: +1 (770) 418-7737
Mobile: +1 (404) 729-5071
Fax: +1 (770) 677-8737
michael.peterson@newellco.com
(Admitted to practice in Ohio)